Jardines

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

8th April 2002

02028633

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 8th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 4/25

RNS Full Text Announcement

Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Holding(s) in Company
Released	07:33 8 Apr 2002
RNS Number	1520U

MANDARIN ORIENTAL INTERNATIONAL LIMITED ("MOIL")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

MOIL was notified today that on 5th April 2002, Jardine Strategic Holdings Limited's ("JSH") interests in MOIL increased from 67.22% to 68.43% as a result of the acquisition of shares in MOIL by JSH. JSH's interests were made up as follows:-

	No. of shares	%
JSH	572,445,788	64.77
Mandarin Oriental Trustees Limited	32,311,962	3.66
Total Holding	**604,757,750**	**68.43**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Mandarin Oriental International Limited

8th April 2002

www.jardines.com

END